

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Lin Li
Chief Executive Officer
Northann Corp.
9820 Dino Drive, Suite 110
Elk Grove, CA 95624

   Re: Northann Corp.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed August 24, 2023
     File No. 333-273246

Dear Lin Li:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4, Amendment No. 2

Capitalization , page 41

1. Refer to the amounts shown in the Actual column for the line items Convertible Notes, Retained Earnings and Total Stockholders' Equity and reconcile the amounts to the respective amounts presented on the June 30, 2023 unaudited balance sheet on page F-27. Please revise to correct all applicable amounts on the table, including the total capitalization amount and the pro forma as adjusted balances.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 53

2. Refer to the paragraph discussion of net cash used in operating activities for the six

months ended June 30, 2023. Please revise to clarify that you incurred net losses rather than net income for both the six months ended June 30, 2023 and 2022 in the amounts of $(511,621) and $(265,223), respectively. Also refer to the first paragraph under the heading of financing activities on page 54, and revise the first sentence to clarify that you had net cash provided by, rather than used in, financing activities for the six months ended June 30, 2022.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jason Ye